

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2017

Richard Daly
President, Chief Executive Officer and Chief Financial Officer
Neuralstem, Inc.
20271 Goldenrod Lane, 2nd Floor
Germantown, MD 20876

      Re: Neuralstem, Inc.
             Registration Statement on Form S-3
             Filed June 8, 2017
             File No. 333-218608

Dear Mr. Daly:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 filed June 8, 2017

Incorporation of Documents by Reference, page 15

1.   Please incorporate by reference the Current Reports on Form 8-K filed on January 6, February 16, February 22 and March 20, 2017. See Item 12(a)(2) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Raul Silvestre, Silvestre Law Group, P.C.